Exhibit 3.01

AMENDMENT TO TRUST AGREEMENT

This Second Amendment (the “Amendment”) to the Second Declaration of Trust and Trust Agreement of Osprey Bitcoin Trust, by and among Osprey Funds, LLC, a Delaware limited liability company (“Sponsor”), Delaware Trust Company (“Trustee”), and the Unitholders, dated as of November 1, 2020 (the “Trust Agreement”) is dated and effective as of January 18, 2024. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Trust Agreement.

WHEREAS, Section 10.1 of the Trust Agreement provides that the Sponsor may amend the Trust Agreement without the consent of Unitholders, subject to certain exceptions, including without limitation that the Sponsor deems the amendment necessary or advisable and the amendment in not adverse to the interest of Unitholders;

WHEREAS, the Sponsor deems it necessary or advisable to amend the Trust Agreement to facilitate redemption of Trust Units at the election of individual Unitholders or as otherwise determined by the Sponsor and to make corresponding changes to the Trust Agreement, which changes in each case are not adverse to the interests of Unitholders;

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties hereto agree to amend the Trust Agreement as follows:

A.	Section 4.3(n) of the Trust Agreement is hereby deleted in its entirety and replaced with the following: “In connection with Unitholder requests for redemption, as permitted by the Sponsor under this Agreement, to facilitate such redemptions in accordance with procedures adopted by the Sponsor and made a part of this Agreement;”

B.	The Trust Agreement is hereby amended, to add an additional sentence at the end of Section 6.1 to read as follows: “The Redemption Procedures provided on Schedule A hereto shall be considered adopted and a part of this Agreement.”

All other terms and conditions of the Trust Agreement not hereby amended shall otherwise remain unchanged and in full force and effect.

1

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

OSPREY FUNDS, LLC:

By	/s/ Gregory King
Name:	Gregory King
Title:	CEO

DELAWARE TRUST COMPANY:

By	/s/ Dana Dugan
Name:	Dana Dugan
Title:	Assistant Vice President

2

SCHEDULE A

REDEMPTION PROCEDURES

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Seconded Amended and Restated Declaration of Trust and Trust Agreement, between and among Osprey Funds, LLC (“Sponsor”), Delaware Trust Company (“Trustee”), and the Unitholders, dated November 1, 2020, as amended.

1.	On “Effective Date,” Sponsor, working with Transfer Agent and DTCC, will inform Unitholders of redemption offer (“Offer”).

2.	On approximately the Effective Date, Sponsor, on behalf of the Trust, will file Schedule TO and exhibits (collectively, the “Schedule TO”) with the SEC describing the Offer. The Schedule TO will provide the notice of, and terms of, the redemption offer, including that Unitholders may begin transmitting orders of redemption upon receipt of notice, and the date that the Offer and withdrawal rights expire (the “Offer Termination Date”). The Offer Termination Date will be not less than 20 business days from the Effective Date. The Schedule TO will also specify the date on which the redeemed Units are to be valued (the “Valuation Date”) for purposes of the redemption.

3.	Transfer Agent and broker-dealers will accept redemption requests (and withdrawals) from Unitholders starting on the Effective Date and through the Offer Termination Date.

4.	Once the Offer expires, Transfer Agent will no longer accept redemption requests or withdrawals, and the Transfer Agent will aggregate requests for redemption from Unitholders.

5.	If the Offer is oversubscribed, Transfer Agent will determine, the redemptions to be received by each requesting Unitholder, which shall be abated pro rata such that the aggregate abatement is equal to the total amount by which the redemption offer is oversubscribed.

6.	Transfer Agent will inform each Unitholders (either directly or through the Unitholder’s broker) of the amount of the Unitholder’s redemption request that has been accepted.

7.	On the Valuation Date, Transfer Agent will multiply the Valuation Date NAV of the Units by the number of Units to be redeemed.

8.	Transfer Agent will inform Sponsor of amount of cash required for distribution to redeeming Unitholders.

9.	Sponsor, acting as agent for the Trust, meet the Trust’s cash payment obligations by selling the requisite amount of Bitcoin at the 4:00 P.M. ET price of Bitcoin based on the Coinbase Pro Exchange price.

10.	Where applicable, Sponsor will meet in-kind obligations by transferring requisite BTC from the trust to the wallet of the unitholder to which in kind BTC is due.

11.	Sponsor, acting as agent for the Trust, will promptly send the cash from the sale of Bitcoin to the Transfer Agent, which will distribute cash to each record owner for the redeemed Units (either directly or through the Unitholder’s broker), minus applicable fees, which will be withheld from each redeeming Unitholder’s distribution pro rata.

12.	Sponsor may charge reasonable fees to redeeming Unitholders, in part to offset expenses incurred on behalf of the Trust administering the Offer, and otherwise for administration of the Offer. Such fees will be paid by redeeming Unitholders (via the Trust), as the difference between the cash received by Unitholders for each Unit redeemed and the Valuation Date NAV per Unit.